Exhibit 1

Buenos Aires, April 26, 2013

Messrs.
NATIONAL SECURITIES COMMISSION
25 de Mayo 175
Subgerencia de Emisoras

Messrs.
BUENOS AIRES STOCK EXCHANGE
Sarmiento 299

Re: Relevant Fact (Hecho Relevante). Resolution issued by the Appellate Court in Contentious and Administrative Federal Matters (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

Dear Sirs:

I hereby inform you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”), in accordance with applicable regulation, that the Company was notified of the resolution issued on March 21, 2013 by the Appellate Court in Contentious and Administrative Federal Matters No. 1 (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala I), in connection with the action brought by Edenor against the ENRE (Edenor S.A. c/ Resolución No. 32/2011 ENRE s/ Recurso Directo).  The Appellate Court rejected the direct appeal filed by Edenor against the ENRE’s Resolution No. 32/11, which had established that Edenor (i) be fined in the amount of Ps. 1,124,371.19, together with (ii) a compensation for each T1R customer who was affected by the power cuts that occurred between December 20 and December 31, 2010, the amount of which shall be estimated per customer within the range of Ps.180-Ps.450 depending on the length of the power cut affecting each such customer. There were approximately 93,100 customers affected by such power cuts.

The Company, together with its legal counsel, is assessing the actions to be undertaken.

Yours sincerely,

Victor A. Ruiz
Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5507 – Fax: 4346-5327